Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

AVERAGE ANNUAL RETURNS FOR PERIODS ENDED FEBRUARY 28, 2007

SIT FIXED-INCOME FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	As of 2/28/07 30-Day SEC Yield	As of 2/28/07 Distribution Rate[2]
U.S. Government Securities SNGVX	**1.17%**	**3.23%**	**5.01%**	**3.39%**	**3.36%**	**5.11%**	**6.63%**	**6/2/87**	**5.40%**	**4.62%**
Lehman Interm. Govt. Bond Index	0.88	2.91	5.15	2.54	3.92	5.55	6.78			
Tax-Free Income SNTIX	**0.69**	**2.31**	**3.90**	**3.26**	**3.70**	**4.47**	**5.88**	**9/29/88**	**4.31[3]**	**3.93**
Lehman 5-Year Municipal Bond Index	0.49	1.88	3.63	1.99	3.62	4.65	5.79			
Minnesota Tax-Free Income SMTFX	**0.73**	**2.47**	**4.97**	**4.11**	**4.72**	**4.86**	**5.21**	**12/1/93**	**4.36[4]**	**4.17**
Lehman 5-Year Municipal Bond Index	0.49	1.88	3.63	1.99	3.62	4.65	4.78			
Florida Tax-Free Income SFLIX	**0.71**	**2.13**	**3.96**	**3.13**	**—**	**—**	**3.30**	**12/31/03**	**4.03[5]**	**3.59**
Lehman 5-Year Municipal Bond Index	0.49	1.88	3.63	1.99	—	—	2.43			
SIT MONEY MARKET FUND									7-Day Yield[6]	7-Day Effective Yield[6]
Money Market Fund[1] SNIXX	**1.19**	**2.40**	**4.75**	**2.98**	**2.14**	**3.49**	**3.79**	**11/1/93**	**4.78%**	**4.89%**
3-Month Treasury Bill (Estimate)	1.23	2.52	5.10	3.43	2.56	3.70	4.04			

**3-month and 6-month returns not annualized.*

TOTAL RETURN BY CALENDAR YEAR

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	YTD 2007
U.S. Government Securities SNGVX	**8.19%**	**6.52%**	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**	**2.49%**	**4.13%**	**1.28%**
Lehman Interm. Govt. Bond Index	7.72	8.49	0.49	10.47	8.42	9.64	2.29	2.33	1.68	3.84	1.27
Tax-Free Income SNTIX	**9.87**	**6.29**	**-4.01**	**8.32**	**5.84**	**5.69**	**2.87**	**3.96**	**3.30**	**3.54**	**0.78**
Lehman 5-Year Municipal Bond Index	6.38	5.84	0.74	7.72	6.21	9.27	4.13	2.72	0.95	3.34	0.69
Minnesota Tax-Free Income SMTFX	**8.19**	**6.14**	**-3.82**	**8.09**	**5.85**	**7.06**	**4.42**	**3.68**	**4.44**	**4.92**	**0.80**
Lehman 5-Year Municipal Bond Index	6.38	5.84	0.74	7.72	6.21	9.27	4.13	2.72	0.95	3.34	0.69
Florida Tax-Free Income SFLIX	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**2.58**	**3.22**	**3.82**	**0.81**
Lehman 5-Year Municipal Bond Index	—	—	—	—	—	—	—	2.72	0.95	3.34	0.69
Money Market Fund[1] SNIXX	**5.22**	**5.17**	**4.79**	**6.03**	**3.67**	**1.25**	**0.65**	**0.88**	**2.77**	**4.59**	**0.80**
3-Month Treasury Bill (Estimate)	5.32	5.01	4.88	6.16	3.50	1.67	1.03	1.41	3.26	5.00	0.81

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read this prospectus carefully before you invest or send money. An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) Converted from Sit Investment Reserve Fund to Sit Money Market Fund on 11/1/93.

(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 2/28/07.

(3) For individuals in the 25%, 28%, 33% and 35% federal tax brackets, the federal tax equivalent yields are 5.75%, 5.99%, 6.43% and 6.63% respectively. (Income subject to state tax, if any.)

(4) For Minnesota residents in the 25%, 28%, 33% and 35% federal tax brackets, the double exempt tax equivalent yields are 6.31%, 6.57%, 7.06% and 7.28% respectively. (Assumes the maximum Minnesota tax bracket of 7.85%).

(5) For individuals in the 25%, 28%, 33% and 35% federal tax brackets, the tax equivalent yields are 5.37%, 5.60%, 6.01% and 6.20% respectively. (Income subject to state tax, if any.)

(6) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

AVERAGE ANNUAL RETURNS FOR PERIODS ENDED FEBRUARY 28, 2007

SIT EQUITY FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	12-Month Distribution Rate As of 2/28/07[2]
Balanced SIBAX	**0.58%**	**6.94%**	**6.80%**	**7.25%**	**5.78%**	**5.81%**	**7.61%**	**12/31/93**	**2.21%**
S&P 500 Index	0.92	8.93	11.96	9.09	6.82	7.63	10.73		
Lehman Aggregate Bond Index	0.91	3.66	5.54	3.56	5.00	6.34	6.23		
Dividend Growth Class I SDVGX	**2.39**	**8.02**	**14.59**	**12.57**	**—**	**—**	**12.47**	**12/31/03**	**1.77**
S&P 500 Index	0.92	8.93	11.96	9.09	—	—	9.70		
Dividend Growth Class S[1] SDVSX	**2.29**	**7.88**	**—**	**—**	**—**	**—**	**—**	**3/31/06**	
S&P 500 Index	0.92	8.93	—	—	—	—	—		
Large Cap Growth SNIGX	**0.33**	**8.22**	**7.59**	**9.12**	**5.67**	**4.93**	**10.98**	**9/2/82**	
Russell 1000® Growth Index	0.98	9.54	8.05	6.15	4.07	4.87	11.89		
Mid Cap Growth NBNGX	**2.64**	**13.73**	**8.92**	**13.37**	**9.11**	**6.91**	**13.69**	**9/2/82**	
Russell Midcap® Growth Index	2.48	13.11	9.30	12.14	10.95	8.75	—		
International Growth SNGRX	**2.10**	**7.53**	**12.74**	**14.02**	**8.58**	**2.39**	**5.74**	**11/1/91**	
MSCI EAFE Growth Index	4.43	10.50	18.39	16.31	13.57	5.52	5.32		
Small Cap Growth SSMGX	**3.00**	**10.73**	**5.99**	**11.15**	**9.04**	**10.37**	**13.15**	**7/1/94**	
Russell 2000® Growth Index	1.29	11.18	5.52	9.24	9.49	5.43	7.79		
Science and Technology Growth SISTX	**-1.84**	**7.80**	**-1.02**	**2.92**	**2.04**	**—**	**1.03**	**12/31/97**	
NYSE Arca Tech 100 Index	0.19	9.57	1.50	6.68	7.05	—	12.89		
Developing Markets Growth SDMGX	**2.92**	**17.44**	**20.05**	**24.48**	**19.53**	**5.99**	**6.20**	**7/1/94**	
MSCI Emerging Markets Index	2.45	15.83	14.50	23.30	21.90	5.39	5.06		

**3-month and 6-month returns not annualized.*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read the prospectus carefully before you invest or send money.

(1) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(2) Based on the last 12 months of distributed net investment income and average NAV as of 2/28/07. One of the investment objectives of Sit Balanced Fund and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

TOTAL RETURN BY CALENDAR YEAR

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	YTD 2007
Balanced SIBAX	**21.73%**	**21.30%**	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**	**9.22%**	**7.51%**	**7.88%**	**0.50%**
S&P 500 Index	33.36	28.58	21.04	-9.11	-11.88	-22.10	28.68	10.88	4.91	15.80	-0.48
Lehman Aggregate Bond Index	9.65	8.69	-0.82	11.63	8.44	10.25	4.10	4.34	2.43	4.33	1.50
Dividend Growth Class I(1) SDVGX	—	—	—	—	—	—	—	**10.91**	**9.41**	**18.29**	**1.06**
S&P 500 Index	—	—	—	—	—	—	—	10.88	4.91	15.80	-0.48
Large Cap Growth(2) SNIGX	**31.70**	**30.56**	**33.41**	**-13.84**	**-27.70**	**-30.58**	**26.34**	**12.79**	**9.59**	**9.54**	**0.10**
Russell 1000® Growth Index	30.48	38.72	33.16	-22.43	-20.42	-27.89	29.76	6.30	5.27	9.08	0.64
Mid Cap Growth(3) NBNGX	**17.70**	**6.84**	**70.65**	**-4.35**	**-33.39**	**-34.64**	**38.51**	**17.02**	**15.27**	**9.56**	**3.08**
Russell Midcap® Growth Index	22.54	17.87	51.29	-11.75	-20.15	-27.41	42.71	15.48	12.10	10.65	3.41
International Growth(4) SNGRX	**4.81**	**18.95**	**50.77**	**-26.66**	**-33.26**	**-29.84**	**28.70**	**12.97**	**14.67**	**18.19**	**-0.24**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02	31.99	16.12	13.28	22.33	1.58
Small Cap Growth(3) SSMGX	**7.63**	**1.97**	**108.63**	**6.25**	**-28.19**	**-26.22**	**34.57**	**6.79**	**18.52**	**7.99**	**3.48**
Russell 2000® Growth Index	12.94	1.24	43.10	-22.44	-9.24	-30.27	48.53	14.31	4.15	13.34	1.53
Science and Technology Growth(5) SISTX	—	**38.40**	**85.98**	**-6.55**	**-47.78**	**-44.45**	**40.09**	**7.39**	**3.83**	**1.80**	**-1.02**
NYSE Arca Tech 100 Index	—	54.60	116.40	-16.22	-15.59	-33.33	52.14	11.73	7.36	4.68	0.84
Developing Markets Growth(4) SDMGX	**-5.20**	**-24.93**	**82.50**	**-30.18**	**-12.01**	**-18.37**	**45.96**	**16.54**	**33.77**	**31.59**	**-0.05**
MSCI Emerging Markets Index	-13.40	-27.52	63.70	-31.80	-4.91	-7.97	51.59	22.45	30.31	29.18	-1.88

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative.

(1) The Dividend Growth Fund offers its shares in two classes: Class I shares, as shown above, and Class S shares, which have been offered since March 31, 2006. Class S shares, therefore, do not yet have annualized return information available. The annual returns shown for the Class I shares for this Fund would be substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Annual returns will differ only to the extent that the classes do not have the same expenses. Specifically, the performance shown for the Class I shares does not reflect the 0.25% 12b-1 distribution fee that is charged to Class S shares.

(2) Pursuant to a Plan of Reorganization on July 14, 2000, the Large Cap Growth Fund acquired all of the assets of Regional Growth Fund in exchange for shares of common stock of the Large Cap Growth Fund.

(3) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(4) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.

(5) Since the Fund focuses its investment on companies involved in the technology sector, an investment in the Fund may involve a greater degree of risk than an investment in other mutual funds with greater diversification.